Inergetics

October 10, 2014

Via EDGAR Submission

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Inergetics, Inc.

Registration Statement on Form S-1 Filed August 1, 2014,

As amended on September 11, 2014

File No. 333-197784

Dear Mr. Riedler:

Pursuant to Rule 477 (“Rule 477”) promulgated under the Securities Act of 1933, as amended (the “Act”), Inergetics, Inc. (the “Company”) hereby requests withdrawal of the above-referenced Registration Statement on Form S-1, together with all amendments and exhibits thereto (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on August 1, 2014.

The Company is withdrawing the Registration Statement as a result of certain provisions that were inadvertently omitted from the Subordinated Secured Convertible Promissory Note dated July 14, 2014 as described in the Registration Statement, which omissions require amendment of such Note. The Registration Statement has not been declared effective by the Commission, and no securities have been or will be sold pursuant to the Registration Statement or the prospectus contained therein. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477.

The Company may undertake a subsequent private offering in reliance on Act Rule 155(c).

It is our understanding that this request for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives a notice from the Commission that this request will not be granted.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for the filing of any future registration statement or registration statements.

If you have any questions regarding this request for withdrawal, please contact the undersigned or Richard Feiner, Esq., the Company’s outside counsel, at (212) 779-8600. Thank you for your attention to this matter.

Respectfully,

s/Michael James
Michael James, Chief Executive Officer